[Munger, Tolles & Olson LLP Letterhead]
September 2, 2011
WRITER’S DIRECT LINE
(213) 683-9243
(213) 683-4043 FAX
Katherine.Ku@mto.com
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attention: Jay Ingram
                 Hagen Ganem

Re:	Air Lease Corporation
Registration Statement on Form S-1
File No. 333-173817, initially filed on April 29, 2011
Amendment No. 1 filed on July 11, 2011
Amendment No. 2 filed on July 28, 2011
Amendment No. 3 filed on August 12, 2011
Amendment No. 4 filed on August 22, 2011
Amendment No. 5 filed on September 2, 2011
Ladies and Gentlemen:
          On behalf of Air Lease Corporation (the “Company”), we submit this letter with respect to the above-referenced registration statement (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form S-1 (File No. 333-173817) on April 29, 2011, as amended on July 11, 2011 and August 22, 2011 (the Registration Statement as amended on August 22, 2011, “Amendment No. 4”) and as amended by exhibits-only filings on July 28, 2011 and on August 12, 2011.

Munger, Tolles & Olson LLP
September 2, 2011

          The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), marked in accordance with Rule 310 of Regulation S-T.
          In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 5. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 5.
General
1.	We note your response to comment three in our letter dated July 25, 2011. Please remove from your registration statement the resale of Class A common stock underlying the Class B common stock as we do not believe it is appropriate for you to register such transaction at this time. Please also revise your disclosure wherever necessary to clarify that the Class B common stock is convertible into Class A common stock once transferred to a third party unaffiliated with Société Générale S.A, which wholly owns the selling stockholder of the Class B common stock, Genefinance S.A.
     RESPONSE TO COMMENT 1
          The Company has revised the disclosure on the cover page, the front and back cover pages of the prospectus, and pages 9, 131, 136, 154, 158, 163, 169, and F-6 to reflect the Staff’s comment.
Selling stockholders, page 131
2.	We note your response to comment two in our letter dated July 25, 2011. Please briefly describe the transaction(s) pursuant to which Genefinance S.A. acquired its Class B common stock. Also, identify the natural persons who have voting and/or dispositive authority over the shares owned by American Funds Insurance Series — Growth Fund covered by footnote 5 and the shares owned by the Fidelity entities covered by footnote 28. Please ensure that your disclosure is consistent with the guidance we have rendered on this topic in Question 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Munger, Tolles & Olson LLP
September 2, 2011

     RESPONSE TO COMMENT 2
          The Company has revised the disclosure on pages 131, 138, and 143 to reflect the Staff’s comment.
          Please do not hesitate to contact Rob Knauss at (213) 683-9137, Mark Kim at (213) 683-9144, or me at (213) 683-9243 with any questions or comments regarding this response letter or Amendment No. 5. Thank you for your assistance.
Respectfully submitted,
/s/ Katherine Ku
Katherine Ku
Encls.

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o encls.)
John L. Plueger, President and Chief Operating Officer (w/o encls.)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o encls.)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o encls.)
Mark H. Kim, Munger, Tolles & Olson LLP (w/o encls.)